FOR IMMEDIATE RELEASE


     HENKEL SUCCESSFULLY COMPLETES TENDER OFFER FOR DEP STOCK

           DUSSELDORF, GERMANY, August 17, 1998 -- HENKEL KGaA announced today that its wholly owned subsidiary, Henkel Acquisition Corp. II, has accepted for payment and made arrangements to pay for all shares of common stock of DEP Corporation (NASDAQ SmallCap Market: DEPCC) tendered pursuant to its friendly tender offer for all outstanding shares of DEP common stock at $5.25 per share, which expired at 12:00 midnight , New York City time, on August 14, 1998. Based on a preliminary count by the depositary, approximately 6,467,505 shares were tendered (including 18,300 shares tendered by guaranteed delivery) which constitute approximately 94% of the outstanding DEP common stock. In accordance with the merger agreement, Henkel Acquisition Corp. II will merge with and into DEP and each share not previously purchased in the tender offer (other than shares held by shareholders who exercise their dissenters' rights) will be converted into the right to receive $5.25 in cash. It is anticipated that this "short-form" merger will be consummated within the next two weeks.

           Henkel was founded in 1876 and is headquartered in Dusseldorf, Germany. The Henkel Group is a worldwide specialist in applied chemistry, consisting of more than 330 companies operating in over 60 countries. Henkel is the largest global producer of oleochemical products based on renewable raw materials. It also holds global market leadership positions in adhesives and surface technologies. The detergents/household cleansers and cosmetics/toiletries business sectors hold market leading positions in Europe. Key segments of the cosmetics/toiletries business sector include hair care and body care products. The Henkel Group realized sales of DM 20.1 billion in 1997.


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           DEP Corporation is engaged in developing, formulating,
manufacturing, marketing and distributing a wide range of trademark personal care products. Its 12 main brands, including the market leading hair styling lines of L.A. Looks and DEP, are sold in more than 100,000 outlets throughout the United States. For the year ended July 31, 1997, DEP Corporation realized sales of USD 115 million and employed 300 people.

Contacts:

Michael Rolf Fischer, Henkel KGaA, Corporate Communications
Phone:  +49-211-797-4191/Fax:  +49-211-798-4040

Larry Dennedy, MacKenzie Partners, Inc.
Phone:  212-929-5239/Fax:  212-929-0308


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